Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202

April 24, 2025

VIA EDGAR CORRESPONDENCE

Ms. Lisa N. Larkin

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”, and each series thereof, a “Portfolio”)
(File Nos. 033-00507; 811-04419)

Dear Ms. Larkin:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-25-033275) filed with the Securities and Exchange Commission under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on February 24, 2025. The purpose of the Amendment was to (i) provide updated disclosure related to principal investment strategies and risks changes for Transamerica Aegon Sustainable Equity Income VP; and (ii) provide updated disclosure related to a sub-adviser change, principal investment strategies and risks changes and fee changes for Transamerica International Focus VP. The Staff’s comments were conveyed to the Registrant by telephone on April 9, 2025.

Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Prospectus Comments:

Transamerica Aegon Sustainable Equity Income VP

1.

Principal Investment Strategies: The Staff notes that, under normal circumstances, “the portfolio will invest at least 80% of its net assets (plus the amount of borrowings, if any for investment purposes) in equity securities.” Please consider revising the disclosure as it relates to the Portfolio’s 80% name test to include the strategy “to invest at least 85% of the portfolio’s net assets in stocks of companies with what the sub-adviser views as having positive sustainability credentials, which are companies the sub-adviser’s Responsible Investment team has identified as ‘Leaders’ or ‘Improvers’.”

Response: The Registrant believes the term “sustainable”, as used in the name of the Portfolio and discussed in the Portfolio’s principal investment strategies, connotes an investment strategy and therefore does not require the Portfolio to include a related 80% investment policy under the current Rule 35d-1 under the Investment Company Act of 1940, as amended. The Registrant acknowledges that the Portfolio likely will need to revise its 80% investment policy to include the term “sustainable” in advance of the compliance date for the amendments to Rule 35d-1. As noted in your comment, the Portfolio is currently required “to invest at least 85% of the portfolio’s net assets in stocks of companies with what the sub-adviser views as having positive sustainability credentials, which are companies the sub-adviser’s Responsible Investment team has identified as ‘Leaders’ or ‘Improvers’.”

2.	Performance: Please confirm that the statement below is shown for all Portfolios in the prospectus:

“Absent any applicable fee waivers and/or expense limitations, performance would be lower.”

Response: The Registrant so confirms.

3.

Performance: If relevant, please consider adding disclosure to the performance section of the Portfolio clarifying that the performance reflects a different strategy of the Portfolio prior to the appropriate date.

Response: The Registrant does not believe that that the revisions to the Portfolio’s existing principal investment strategies reflect a different strategy for the Portfolio, which would warrant the inclusion of such disclosure.

Transamerica International Focus VP:

4.

Fees and Expenses – Annual Fund Operating Expenses: Please confirm whether the current footnote relating to the restatement in management fees should also apply to “Total Annual Fund Operating Expenses” in the fee table.

Response: The Registrant acknowledges that the restated “Management fees” have the effect of lowering the “Total annual fund operating expenses” shown in the fee table but believes the current footnote presentation is sufficiently clear for investors.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1821.

Very truly yours,

/s/ Dennis P. Gallagher
Dennis P. Gallagher
Chief Legal Officer and Secretary
Transamerica Series Trust